UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEOVASC INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

64065J106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64065J106

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,449,246(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,449,246(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,449,246(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.99%

12	Type of Reporting Person (See Instructions) IA, OO

(1) The Reporting Person owns certain warrants and convertible bonds which are exercisable immediately at the option of the holder, and are subject to a “blocker” provision prohibiting the holder from exercising the warrants and convertible bonds to the extent that such exercise would result in holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding Shares.  See Item 4 herein.

CUSIP No. 64065J106

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,449,246(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,449,246(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,449,246(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.99%

12	Type of Reporting Person (See Instructions) IA, OO

(1) The Reporting Person owns certain warrants and convertible bonds which are exercisable immediately at the option of the holder, and are subject to a “blocker” provision prohibiting the holder from exercising the warrants and convertible bonds to the extent that such exercise would result in holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding Shares.  See Item 4 herein.

CUSIP No. 64065J106

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,449,246(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,449,246(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,449,246(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.99%

12	Type of Reporting Person (See Instructions) HC, OO

(1) The Reporting Person owns certain warrants and convertible bonds which are exercisable immediately at the option of the holder, and are subject to a “blocker” provision prohibiting the holder from exercising the warrants and convertible bonds to the extent that such exercise would result in holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding Shares.  See Item 4 herein.

CUSIP No. 64065J106

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 10,449,246(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,449,246(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,449,246(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.99%

12	Type of Reporting Person (See Instructions) HC, IN

(1) The Reporting Person owns certain warrants and convertible bonds which are exercisable immediately at the option of the holder, and are subject to a “blocker” provision prohibiting the holder from exercising the warrants and convertible bonds to the extent that such exercise would result in holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding Shares.  See Item 4 herein.

SCHEDULE 13G

Item 1(a)	Name of Issuer. Neovasc Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices. Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):
i)         Magnetar Financial LLC (“Magnetar Financial”);
ii)        Magnetar Capital Partners LP (Magnetar Capital Partners”);
iii)       Supernova Management LLC (“Supernova Management”); and
iv)       Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Shares (as defined herein) held for Magnetar Equity Opportunities Master Fund Ltd, Magnetar Constellation Fund II, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Andromeda Select Master Fund Ltd, Magnetar Capital Master Fund Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, all Cayman Islands exempted companies, and Magnetar Structured Credit Fund, LP, a Delaware limited partnership (the “Magnetar Funds”).   Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the common Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)

Place of Organization.
i)         Magnetar Financial is a Delaware limited liability company;
ii)        Magnetar Capital Partners is a Delaware limited partnership;
iii)      Supernova Management is a Delaware limited liability company; and
iv)       Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Common Stock, no par value (the “Shares”)
Item 2(e)	CUSIP Number. 64065J106

Item 3	Reporting Person. (e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E) (g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)

Amount beneficially owned:

As of December 31, 2017, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 10,449,246 Shares.  The amount consists of (A) 1,541,781 Shares held for the account Magnetar Equity Opportunities Master Fund Ltd  ; (B) 452,903 Shares held for the account of Magnetar Constellation Fund II, Ltd; (C) 1,396,210 Shares held for the account of Magnetar Constellation Master Fund, Ltd; (D) 459,348 Shares held for the account of Magnetar Andromeda Select Master Fund Ltd; (E) 459,348 Shares held for the account of Magnetar Capital Master Fund Ltd; (F) 330,450 Shares held for the account of Magnetar Structured Credit Fund, LP; (G) 437,670 Shares held for the account of Magnetar Xing He Master Fund Ltd; (H) 410,132 Shares held for the account of Magnetar SC Fund Ltd; and it includes the 4,961,404 Shares that would result from the exercise of  warrants and convertible bonds held in the accounts of the Magnetar Funds, subject to the 9.99% blocker as described below.  The Shares held by the Magnetar Funds represent approximately 9.99% (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding Shares of the Issuer).

Each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz own certain warrants and convertible bonds held for the account of the Magnetar Funds.  The warrants and convertible bonds contain a contractual provision blocking the exercise of warrants and convertible bonds when the holder beneficially owns more than 9.99% of the issued and outstanding Shares.  As a result, at this time, the Reporting Persons cannot exercise the warrants and convertible bonds in its entirety.

Item 4(b)

Percent of class:

As of December 31, 2017, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituting approximately 9.99% of the total number of Shares outstanding subject to the blocker provision discussed above (based on 78,920,688 Shares outstanding as of November 13, 2017 and the issuance of 25,676,368 Shares, all as described in the Company’s Report of Foreign Private Issuer filed with the Securities and Exchange Commission on November 13, 2017, totaling 104,597,056 Shares outstanding).

Item4(c)	Number of shares of which such person has: Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 10,449,246(1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 10,449,246(1)

Item 5	Ownership of Five Percent or Less of a Class.
This Item 5 is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
This Item 9 is not applicable.

(1)  The Reporting Person owns certain warrants and convertible bonds which are exercisable immediately at the option of the holder, and are subject to a “blocker” provision prohibiting the holder from exercising the warrants and convertible bonds to the extent that such exercise would result in holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding Shares.  See Item 4.

Item 10                                                     Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2018	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: February 14, 2018	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 14, 2018	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule l3G with respect to the Common Stock of Neovasc Inc. dated as of December 31, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2018	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2018	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: February 14, 2018	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 14, 2018	/s/ Alec N. Litowitz
Alec N. Litowitz